DLA Piper LLP (US)
6225 Smith Avenue
Baltimore, Maryland 21209-3600
T 410.580.3000
F 410.580.3001
W www.dlapiper.com

PENNY J. MINNA
penny.minna@dlapiper.com
T 410.580.4228 F 410.580.3228

August 25, 2017

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-1090

Attention:  Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

Re:                             PHH Corporation

Schedule TO-I

Filed August 11, 2017

Commission File number 005-13543

Dear Mr. Panos:

On behalf of our client, PHH Corporation (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) in your letter dated August 17, 2017 (the “Comment Letter”) in connection with the above-captioned Schedule TO (the “Schedule TO”).  In connection with these responses, the Company is filing via EDGAR a complete copy of the Amendment No. 1 to the Schedule TO (as so amended and including the exhibits filed therewith, the “Amended Schedule TO”).  For the convenience of the Staff, we also sent to you via email a copy of this letter and a copy of the Supplement to the Offer to Purchase (attached as Exhibit (a)(1)(viii) to the Amended Schedule TO, the “Supplement to the Offer to Purchase”) reflecting the changes made to the Offer to Purchase.

Your numbered comments are reproduced below in italicized text.  The Company’s response to each comment is set forth immediately following the reproduced comments to which it relates.  All references to page numbers in the Company’s responses are to the page numbers in the Offer to Purchase.  Capitalized terms used herein without definition shall have the meanings given in the Offer to Purchase.

U.S. Securities and Exchange Commission

August 25, 2017

Offer to Purchase | Exhibit 99.(a)(I)(i)

1.                                      The filing date for the Schedule TO submission is August 11, 2017, which date corresponds with the date of commencement appearing in the press release filed as Exhibit 99.(a)(5)(iv). The cover page of the Offer to Purchase indicates the tender offer is scheduled to expire at 11:59 p.m. on September 8, 2017. Due to the federal holiday on Monday, September 4, 2017, the tender offer is only open for nineteen business days in contravention of Rules 13e-4(f)(1)(i) and 14e-1(a). Please revise or advise.

Response:  In response to Staff’s comment, the Company has extended the expiration date for the tender offer to 12:01 a.m., New York City time, on September 11, 2017, unless the Offer is extended or withdrawn. Please refer to the first bullet point on page 2 of the Supplement to the Offer to Purchase.

Important, page i

2.                                      We note the representation that tendered shares will not be accepted from stockholders in a state where such acceptance would be illegal. Rule 13e-4(f)(8)(i), however, does not exempt from its application offerees in such a state. Please reconcile the disclosure that implies stockholders from such a state would be ineligible to participate in any of the tender offers with this rule provision. Please make corresponding changes to the same disclosure that appears on pages 7 and 56.

Response:  The Company respectfully advises the Staff that the referenced language was intended to refer to restrictions under state law as provided in Rule 13e-4(f)(9)(ii). In response to Staff’s comment, the Company has revised the specified disclosure language and made corresponding changes to the same disclosure on pages 7 and 56 to conform to the language of Rule 13e-4(f)(8)(i) and Rule 13e-4(f)(9)(ii). Please refer to the second bullet point on page 2 of the Supplement to the Offer to Purchase and, for the Staff’s reference, the full text of the revised representation is included below:

“We are not aware of any state where the making of the Offer is not in compliance with applicable law. If we become aware of any state where the making of the Offer is not in compliance with the laws of such state, we will make a good faith effort to comply with the applicable state law. If, after good faith effort, we cannot comply with the applicable state law, we will not make the Offer to the holders of Shares residing in that state where we are prohibited from making the Offer by administrative or judicial action pursuant to such state law. In any state where the securities or blue sky laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on our behalf by the Dealer Manager or by one or more registered brokers or dealers licensed under the laws of such state.”

U.S. Securities and Exchange Commission

August 25, 2017

4. Withdrawal Rights, page 27

3.                                      We noticed that stockholders “may withdraw [their] tendered Shares at any time after the Expiration Date until 5:00 p.m., New York City time, on October 6, 2017.” This statement does not appear to comply with Rule 13e-4(f)(2)(ii). Please revise your disclosure in this section and on page 7 to comply with the requirement in Rule 13e-4(f)(2)(ii), or advise.

Response:  In response to the Staff’s comment, the Company has revised the disclosure in this section of the Offer to Purchase and on page 7 to comply with the requirements in Rule 13e-4(f)(2)(ii). Please refer to the third bullet point on page 2 of the Supplement to the Offer to Purchase and, for the Staff’s reference, the full text of the revised disclosure is included below:

“In addition, in accordance with Rule 13e-4(f)(2)(ii) of the Exchange Act, if we have not accepted your tendered Shares for payment by October 6, 2017, the 40th business day following the commencement of the Offer, you may thereafter withdraw your tendered Shares and submit a Notice of Withdrawal after October 6, 2017.”

10. Certain Information Concerning the Company

Available Information and Incorporation of Documents by Reference, page 37

4.                                      The disclosure in this section contemplates forward incorporation by reference. Neither Rule 13e-4 nor Schedule TO, by their terms, permit forward incorporation of disclosure contained within subsequently filed documents. Please revise to clarify that the Schedule TO will be amended to include updates, inclusive of subsequently filed periodic reports.

Response:  In response to the Staff’s comment, the Company has revised the disclosure in this section to delete the disclosure relating to forward incorporation by reference and to clarify that the Schedule TO will be amended to include updates, inclusive of subsequently filed periodic reports. Please see the fifth bullet point beginning on page 2 of the Supplement to the Offer to Purchase and, for the Staff’s reference, the full text of the relevant portion of the revised disclosure is included below:

“Pursuant to Rule 13e-4(c)(2) under the Exchange Act, we have filed with the SEC a tender offer statement on Schedule TO.  Please note that the Schedule TO to which this Offer to Purchase relates does not permit forward incorporation by reference. If a material change occurs in the information set forth in this Offer to Purchase, we will

U.S. Securities and Exchange Commission

August 25, 2017

amend the Schedule TO accordingly, and such amendments will be inclusive of updated periodic report filings made by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, as applicable, as of the date of such amendment.  No documents or information that are deemed to have been furnished and not filed in accordance with the SEC’s rules are incorporated herein by reference, unless otherwise specifically indicated in such document. Any statement contained in a document or report incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Offer to Purchase to the extent that a statement contained herein that also is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase.”

Thank you very much for your attention to this matter.  We hope that the foregoing responses address the issues raised in the Comment Letter and would be happy to discuss with you any remaining questions or concerns that you may have.  Please contact the undersigned at (410) 580-4228 or at penny.minna@dlapiper.com should you have any questions concerning this letter or require further information.

Very truly yours,

/s/ Penny J. Minna
Penny J. Minna

cc:                                Via Email:

Christina M. Thomas, Staff Attorney

William F. Brown, Esq., Senior Vice President, General Counsel and Secretary

PHH Corporation

Wm. David Chalk, Esq., DLA Piper LLP (US)

David Lopez, Esq., Cleary Gottlieb Steen & Hamilton LLP